Commission File No. 001-34801

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Filing by: Peoples Federal Bancshares, Inc.

Subject Company: Peoples Federal Bancshares, Inc.

Employee Communications:

Frequently Asked Questions

Why did Peoples Federal Bancshares, Inc. agree to merge with Rockland Trust?

Joining forces with Rockland Trust preserves the strengths of Peoples Federal Savings while bringing additional capabilities and scale to better meet the needs of our customers.

Like Peoples Federal Savings Rockland Trust has a 100+ year heritage and commitment to the communities of Eastern Massachusetts.  Both organizations pride themselves on delivering the exceptional personal service of a community bank.  Both organizations have sizeable charitable foundations dedicated to the well-being of their communities.  Both organizations believe that employees are critical to their success.  In fact, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work for five years in a row.

Rockland Trust has a deep and broad set of consumer and business capabilities that will help us serve our customers’ needs better.  For instance, Rockland Trust has:

•                  Larger commercial lending capacity, up to $50 million per qualified business client;

•                  State-of-the-art mobile banking services for consumers and businesses, including the ability to deposit checks via smartphone;

•                  A full range of investment products and investment management and trust capabilities;

•                  Replaced all its ATMs with  “Smart” ATMs that allow for bulk deposits with check images printed on receipts;

•                  Cash management services for businesses, including “positive pay,” an automated fraud detection tool;

•                  Merchant services that allows our business customers to accept credit and debit cards in their stores and even on their web sites;

•                  Asset Based Lending programs that could allow us to meet the credit needs of a broader set of business customers;

•                  A wide range of affordable housing capabilities and expertise.

When will Peoples Federal Savings’ merger with Rockland Trust be completed?

We anticipate that the combination of the two banks will be completed in the first quarter of 2015. Of course, this is subject to Peoples’ s shareholder approvals as well as regulatory approval.

It will be “business as usual” for your customers until the merger closes and we convert the systems to Rockland Trust. We will provide extensive communications to you and your customers as we get closer to that time.

What will be the name of the bank?

The name of the combined bank will be Rockland Trust.

Will Rockland Trust continue to support our local communities?

Yes, Rockland Trust is dedicated to supporting our communities through volunteerism as well as direct financial support in our market.  With a heritage of over 100 years as a community bank, Rockland Trust is a proud supporter of the community and the many organizations that make Eastern Massachusetts a better place to live. Rockland Trust’s hands-on community outreach effort, RockCorp, provides all employees with two paid days off each year to volunteer in the community.

Will any branches close?

No. Rockland Trust has no plans to close any of Peoples Federal Savings’ branches at the present time. In fact, Peoples Federal Savings’ branches are located in communities that Rockland wants to serve, which is one of the primary reasons the banks are combining.

How soon will I know the status of my current job?

Rockland Trust knows that customers like stability and appreciates the importance of your customer relationships.  Rockland Trust will work very hard to retain the employees your customers have been working with over the years and our intent is to retain all retail branch employees. In the coming months we will be working together to finalize staffing needs as a result of the new combined company. We will work to identify alternative employment opportunities at Rockland Trust for employees who may be affected by staffing redundancies. We are committed to communicating information to you as soon as it is available.

Rockland Trust will make every effort to place qualified individuals in open positions and will give preference to Peoples Federal Savings’ employees for all openings. Information about openings at Rockland Trust is available at www.rocklandtrust.com and listings of internal postings will be provided to Peoples Federal Savings’ Human Resources department.

How will I learn more about my personal employment status upon acquisition?

Beginning next week, Human Resource representatives from Rockland Trust will work with Julie Amato to schedule meetings with each of you individually to get acquainted and learn about your background. They will share information about Rockland Trust, as well as answer any questions you may have.

In the interim, you can find more details about Rockland Trust careers and benefits by visiting: www.rocklandtrust.com/about-us/careers.aspx and www.facebook.com/rocklandtrust/app_234247740035472

Are there opportunities for professional growth?

Yes. Rockland Trust has been a strong and growing organization for more than a century. During this time, the bank has grown to a large community bank with $6.3 billion in assets and more than 1,000 employees.  As part of a larger and growing company, you will have access to more opportunities to help advance your career.  Rockland Trust has a strong tradition of promoting from within and a commitment to developing colleagues for promotion.

The Rockland Trust Center for Learning and Development provides a wide variety of relevant professional development programs. From strategic orientation to management and leadership development programs, there are professional development opportunities for everyone.  Rockland’s Retail Learning and Development team offers technical, product, sales and service training to all branch employees.

Rockland Trust is committed to developing employees and promoting a culture of teamwork, employee engagement, inclusion, and innovation. Rockland Trust regularly surveys its colleagues on satisfaction and employee engagement; the scores are among the highest in the nation. Rockland Trust has earned a spot on the Boston Globe’s Top Places to Work list for the past five years in a row.

If I lose my job is there a severance package?

Yes. For those whose positions are eliminated, they will be eligible for severance under the Peoples Federal Savings Bank Employee Severance Compensation Plan following termination of employment.   The plan will be made available to you by Peoples Federal Savings’ human resources department.

In addition, Rockland Trust will partner with Rapid Response to provide outplacement services to employees.   Rapid Response is a service provided by DCS (Division of Career Services); programs include on-site programs (resume writing, interviewing techniques), early intervention and re-employment programs. The Rapid Response Team will also provide information to help understand the Unemployment process and take advantage of the Re-employment services available from the Division of Career Services.

If I stay, will I retain my seniority?

Yes. Peoples Federal Savings’ colleagues, with one year of service, will be eligible to participate in the 401(k) Plan and receive the employer match with no waiting period or vesting requirements. Rockland Trust will recognize your service with Peoples Federal Savings for vacation purposes.

If I decide to leave on my own, can I collect unemployment?

If you voluntarily leave your job, the Massachusetts Division of Unemployment Assistance will decide if you qualify for unemployment insurance. Generally, employees who resign a job that has not been materially altered are not entitled to unemployment compensation.

If I am offered a job, do I have an option to decline and will I be eligible for any compensation?

If you are offered a comparable position with Rockland Trust and decline, you will generally not be eligible for severance pay.

What can you tell me about Rockland Trust’s benefit programs?

Rockland Trust offers a competitive benefits package, including medical, dental coverage, (for you, your spouse, and eligible dependent children) health and dependent childcare flexible spending accounts, health reimbursement arrangement (HRA), life and AD&D insurance, short- and long-term disability coverage, a retirement plan, and a 401(k) plan. Rockland Trust offers a comprehensive Wellness Benefit for you and your loved ones. It’s called RockFIT and it is a large part of the company culture. RockFIT is the award-winning program that provides great resources and incentives focused on emotional, financial and physical fitness needs. This site is currently used to promote all of the upcoming RockFIT events, plus highlight and recap the events that have taken place.  There is also a wonderful feature called Ask the Expert, where registered dietitians and personal trainers answer your questions about fitness and nutrition.

How can I get additional information on Rockland Trust?

Rockland Trust will provide communication through a private social media website, RockFIT.  Rockland Trust is in the process of providing access to RockFIT for all Peoples employees and their families. Rockland Trust will host a blog on RockFIT so you can ask questions and receive timely feedback.  Invitations to sign up for RockFIT will be sent to all colleagues in the very near future. RockFIT is your opportunity to glance into the Rockland Trust culture, to learn about Rockland Trust colleagues, and to find information relevant to your transition.

What can I expect next?

Rockland Trust plans to provide additional information in the coming weeks and months, and is committed to communicating this information in a timely manner.

Customer Information:

Will there be any changes to customer accounts?

Rockland Trust does not anticipate significant product, rate or fee changes in the immediate term. Every effort will be made to minimize changes to your products, rates and fees as the two organizations’ products and systems are aligned in 2015. We will keep customers informed on what to expect through ongoing communications. Rockland Trust believes in fair and transparent pricing, and offers a host of consumer and business products and services, including free consumer and business checking accounts and no-fee ATMs.

Is Rockland Trust a member of the SUMSM ATM program?

Yes. Rockland Trust is a member of the SUM ATM program.  The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. (For a complete listing of SUM locations, visit www.SUM-ATM.com).

Does Rockland Trust offer online and mobile banking?

Yes. In fact, Rockland Trust just recently upgraded online banking to include the most advanced security as well as enhanced features based on customer feedback. Rockland Trust’s mobile banking is available for both consumer and business customers, and includes features such as bill pay, fund transfers, and account balance alerts. You can even deposit checks using a smartphone.

Does Rockland Trust have the same deposit insurance coverage as Peoples Federal Savings?

Yes. Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits.  All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. Like Peoples Federal Savings, Rockland Trust also participates in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.

Forward Looking Statements:

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notwithstanding that such statements are not specifically identified.  Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and management expectations; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to: (i) the risk that the businesses involved in the merger will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on the parties to the merger and their customers; (vii) changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; (viii) prepayment speeds, loan originations and credit losses; (ix) sources of liquidity; (x) shares of common stock outstanding and common stock price volatility; (xi) fair value of and number of stock-based compensation awards to be issued in future periods; (xii) legislation affecting the financial services industry as a whole, and/or the parties and their subsidiaries individually or collectively; (xiii) regulatory supervision and oversight, including required capital levels; (xiv) increasing price and product/service competition by competitors, including new entrants; (xv) rapid technological developments and changes; (xvi) the parties’ ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xvii) the mix of products/services; (xviii) containing costs and expenses; (xix) governmental and public policy changes; (xx) protection and validity of intellectual property rights; (xxi) reliance on large customers; (xxii) technological, implementation and cost/financial risks in large, multi-year contracts; (xxiii) the outcome of pending and future litigation and governmental proceedings; (xxiv) continued availability of financing; (xxv) financial resources in the amounts, at the times and on the terms required to support the parties’ future businesses; and (xxvi) material differences in the actual financial results of merger and acquisition activities compared with expectations, including the full realization of anticipated cost savings and revenue enhancements.

Additional factors that could cause the results of Independent Bank Corp. (“Independent”), the parent of Rockland Trust Company (“Rockland Trust”), and Peoples Federal Bancshares, Inc. (“Peoples Federal”), the parent of Peoples Federal Savings Bank (“Bank”), to differ materially from those described in the forward-looking statements can be found in Independent’s and Peoples Federal’s most recent Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which you are encouraged to read. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to the parties or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  Forward-looking statements speak only as of the date on which such statements are made. The parties undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

In connection with the proposed merger between Independent and Peoples Federal (the “Merger”), Independent will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Peoples Federal and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Merger. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Independent and Peoples Federal at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, for Independent, at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” and for Peoples Federal, at http://investors.pfsb.com under the tab “Financial Information.” Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, (781) 982-6737, or to Investor Relations, Peoples Federal Bancshares, Inc., 435 Market Street, Brighton, Massachusetts 02135, (617) 254-0707.

Participants in the Solicitation:

Independent, Peoples Federal and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Peoples Federal’s shareholders in connection with the proposed Merger. Information about Independent’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on March 25, 2014.  Information about Peoples Federal’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on January 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.